

February 12, 2014

Via E-mail
Mr. Ian Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

>   **RE: Methanex Corporation**
>   **Form 40-F for the Year Ended December 31, 2012**
>   **Filed March 14, 2013**
>   **File No. 0-20115**

Dear Mr. Cameron:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief